
July 14, 2011

<u>Via E-mail</u>
John A. Stadler
Chairman and Interim Chief Executive Officer
AgFeed Industries, Inc.
100 Bluegrass Commons Boulevard, Suite 310
Hendersonville, TN 37075

      Re: AgFeed Industries, Inc.
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed July 13, 2011
              File No. 001-33674

Dear Mr. Stadler:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Justin Dobbie

                              Justin Dobbie
                              Legal Branch Chief